Exhibit 99.4

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

(Expressed in Canadian Dollars)

Crowe MacKay LLP 1100 - 1177 West Hastings St. Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Independent Auditor's Report

To the Shareholders of New Found Gold Corp.

Opinion

We have audited the financial statements of New Found Gold Corp. ("the Company"), which comprise the statements of financial position as at December 31, 2020 and December 31, 2019 and the statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and December 31, 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•     Management's Discussion and Analysis

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the other information prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Pejman Mahlooji.

"Crowe MacKay LLP"

Chartered Professional Accountants

Vancouver, Canada

April 29, 2021

New Found Gold Corp.

Statements of Financial Position

(Expressed in Canadian Dollars)

		December 31,	December 31,
		2020	2019
	Note	$	$
ASSETS
Current assets
Cash		47,731,125	7,336,638
Investments, at fair value	5	21,089,997	114,937
Amounts receivable		2,837	46,085
Prepaid expenses and deposits	6	1,258,203	436,436
Sales taxes recoverable		1,024,369	291,075
Right-of-use assets		54,034	-
Total current assets		71,160,565	8,225,171

Non-current assets
Exploration and evaluation assets	3	999,234	1,100,716
Property and equipment	4	1,377,129	29,149
Total non-current assets		2,376,363	1,129,865

Total Assets		73,536,928	9,355,036

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	396,451	392,849
Flow-through share premium	7	185,431	-
Lease liabilities		53,201	-
Total current liabilities		635,083	392,849

EQUITY
Share capital	8	87,668,764	10,735,862
Reserves	8	24,208,662	4,667,467
Deficit		(38,975,581)	(6,441,142)
Total equity		72,901,845	8,962,187

Total Equity and Liabilities		73,536,928	9,355,036

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 14)

SUBSEQUENT EVENTS (Note 17)

These financial statements are authorized for issue by the Board of Directors on April 29, 2021. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director

“John Anderson”	, Director

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended December 31,
		2020	2019
	Note	$	$
Expenses
Corporate development and investor relations		758,421	-
Depreciation		129,957	12,492
Exploration and evaluation expenditures	3,9	8,107,439	657,539
Office and sundry		105,067	31,859
Professional fees	9	677,243	74,648
Salaries and consulting	9	1,948,113	987,399
Share-based compensation	8,9	26,457,335	2,130,528
Transfer agent and regulatory fees		91,487	390
Travel		72,226	30,554
Loss from operating activities		(38,347,288)	(3,925,409)
Settlement of flow-through share premium	7	1,772,188	-
Foreign exchange (loss)		(12,214)	(909)
Gain on sale of exploration and evaluation assets	3	4,384,953	-
Impairment of exploration and evaluation assets	3	(166,662)	(91,335)
Interest expense		(3,544)	-
Interest income		61,882	-
Net realized (losses) on disposal of investments	5	-	(120,734)
Net change in unrealized (losses) gains on investments	5	(223,754)	118,355
Loss and comprehensive loss for the year		(32,534,439)	(4,020,032)

Loss per share – basic and diluted ($)	10	(0.29)	(0.07)
Weighted average number of common shares outstanding – basic and diluted		112,657,850	60,041,181

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31,
	2020	2019
	$	$
Cash flows from operating activities
Loss for the year	(32,534,439)	(4,020,032)
Adjustments for:
Depreciation	129,957	12,492
(Gain) on sale of exploration and evaluation assets	(4,384,953)	-
Impairment of exploration and evaluation assets	166,662	91,335
Interest expense	3,544	-
Settlement of flow-through share premium	(1,772,188)	-
Share-based compensation	26,457,335	2,130,528
Net realized losses on disposal of investments	-	120,734
Net change in unrealized losses (gains) on investments	223,754	(118,355)
	(11,710,328)	(1,783,298)
Change in non-cash working capital items:
Decrease in amounts receivable	43,248	118,765
(Increase) in prepaid expenses and deposits	(821,767)	(367,806)
(Increase) in sales taxes recoverable	(733,294)	(181,661)
Increase (decrease) in accounts payable and accrued liabilities	3,602	(435,457)
Net cash used in operating activities	(13,218,539)	(2,649,457)

Cash flows from investing activities
Purchases of exploration and evaluation assets	(100,000)	(307,370)
Expenditures on claims staking	(42,930)	-
Proceeds on disposal of investments	-	280,786
Purchases of property, plant and equipment	(1,446,440)	-
Net cash used in investing activities	(1,589,370)	(26,584)

Cash flows from financing activities
Issuance of common shares in initial public offering	31,395,000	-
Issuance of common shares in private placements	7,118,196	9,250,000
Share issue costs	(3,032,606)	-
Stock options exercised	7,036,624	439,500
Warrants exercised	12,721,057	-
Lease payments	(32,331)	-
Interest expense on lease liabilities	(3,544)	-
Net cash generated from financing activities	55,202,396	9,689,500

Net increase in cash	40,394,487	7,013,459
Cash at beginning of year	7,336,638	323,179

Cash at end of year	47,731,125	7,336,638

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 11)

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Share capital		Reserves
			Equity settled
			share-based
	Number	Amount	payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2018	56,351,750	2,845,700	530,601	-	(2,421,110)	955,191
Issued pursuant to acquisition of exploration and evaluation assets	517,499	207,000	-	-	-	207,000
Share-based compensation	-	-	2,130,528	-	-	2,130,528
Shares issued in private placement	19,125,000	6,997,542	-	2,252,458	-	9,250,000
Stock options exercised	2,930,000	685,620	(246,120)	-	-	439,500
Total comprehensive loss for the year	-	-	-	-	(4,020,032)	(4,020,032)
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	(6,441,142)	8,962,187
Shares issued in initial public offering	24,150,000	31,395,000	-	-	-	31,395,000
Shares issued in private placement	15,000,000	16,736,110	-	-	-	16,736,110
Flow-through shares issued in private placements	4,860,982	7,118,196	-	-	-	7,118,196
Share issue costs	-	(3,032,606)	-	-	-	(3,032,606)
Agents’ warrants issued	-	(813,952)	-	813,952	-	-
Flow-through share premium	-	(1,957,619)	-	-	-	(1,957,619)
Share-based compensation	-	-	26,457,335	-	-	26,457,335
Stock options exercised	9,195,000	12,204,631	(5,168,007)	-	-	7,036,624
Warrants exercised	16,554,292	15,283,142	-	(2,562,085)	-	12,721,057
Total comprehensive loss for the year	-	-	-	-	(32,534,439)	(32,534,439)
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845

The accompanying notes are an integral part of these financial statements.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These financial statements were approved by the Board of Directors of the Company on April 29, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a) Statement of compliance

The Company’s financial statements, including comparatives, have been prepared in accordance with and using accounting policies in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the year ended December 31, 2020 and 2019.

b) Basis of presentation

These financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Foreign currencies

The presentation and functional currency of the Company is the Canadian dollar. Transactions in currencies other than the Canadian dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

d) Exploration, evaluation and development expenditures

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, the Company capitalizes the costs of acquiring rights or licenses, including those purchased from other parties or staked directly by the Company, until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs and costs of surveying, exploratory drilling, sampling, materials, fuel, equipment rentals or payments to contractors are expensed as incurred.

Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

The Company does not have revenue from mining operations. The Company recognizes gains or losses on the sale of exploration and evaluation assets in accordance with the terms of the purchase and sale agreements. Gains or losses are recognized when a mining option is executed and the cost is derecognized in accordance with the percentage interest sold.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units (“CGU”) to which the exploration activity relates. Each of the Company’s properties is considered to be a separate CGU. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

e) Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not have any cash equivalents as at December 31, 2020 and 2019.

f) Decommissioning liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of assets. The net present value of future rehabilitation costs is capitalized to exploration and evaluation assets along with a corresponding increase in the rehabilitation provision in the period incurred.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Decommissioning liabilities (continued)

Pre-tax discount rates that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as exploration and evaluation assets. The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets and the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. There are no decommissioning liabilities for the periods presented.

g) Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over the estimated useful lives of 25 years for Property & Buildings, 2 years for Geological Equipment, 2 years for Computer Equipment, and 30% declining balance method for vehicles. Depreciation of an asset begins once it is available for use.

Long-lived assets are comprised of property, plant and equipment. At the end of each reporting period the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained by the sale of the asset in any arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated cash flows expected to arise from the continued use of the asset, including an expansion projects. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the CGU level, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

h) Leases

The Company recognizes assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments for the lease agreements entered after the transition date which are not short term or low value leases. The right-of-use asset is measured at cost, which is equal to the initial lease liability adjusted for any lease payments at or before the commencement date, less any lease incentives received. It is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for re-measurements of the lease liability. Right-of-use assets are depreciated over the term of the lease.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Leases (continued)

A lease liability is measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate. It is subsequently increased by the interest cost on the lease liability, less the lease payments made. Lease liabilities are re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or in the assessment of whether an extension option is reasonably certain to be exercised. The Company’s estimated weighted average incremental borrowing rate for the year ended December 31, 2020 is 12%.

i) Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited/cancelled before vesting are transferred from equity settled share-based payment reserve to deficit. Charges for options that are expired remain in equity settled share-based payment reserve.

Where the terms and conditions of options are modified before they vest, the changes in fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

j) Valuation of equity units issued in private placements

The Company follows the pro-rata allocation method with respect to the measurement of shares and warrants issued as private placement units. This values each component at fair value and allocates total proceeds received between shares and warrants based on the pro rata relative values of the components. The fair value of the common shares is based on the closing quoted bid price on the issue date and the fair value of the common share purchase warrants is determined at the issue date using the Black- Scholes pricing model. In the event of a modification in warrants issued as private placement units, no re-measurement adjustment is recognized within equity.

k) Financial instruments

Financial assets and liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are derecognized when the rights to receive cash flows have expired or substantially all risks and rewards of ownership have been transferred. Gains and losses on derecognition are generally recognized in profit and loss.

Financial assets are classified and measured either at amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL") based on the business model in which they are held and the characteristics of their contractual cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any change taken through profit or loss or other comprehensive income.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Financial instruments (continued)

All financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in profit or loss for the period. Financial assets and liabilities classified at amortized cost are measured at amortized cost using the effective interest method.

The following table sets out the classifications of the Company’s financial assets and liabilities:

Financial assets/liabilities	Classification under IFRS 9
Cash	Amortized cost
Investments	FVTPL
Amounts receivable	Amortized cost
Deposits	Amortized cost
Accounts payables and accrued liabilities	Amortized cost

IFRS requires an expected credit loss model for calculating the impairment of financial assets.

The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

l) Investments

Purchases and sales of investments are recognized on the settlement date. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition. All transaction costs associated with the acquisition and disposition of investments are expensed to the statement of loss and comprehensive loss as incurred. Interest income and other income are recorded on an accrual basis.

The fair value of investments is determined as follows:

(a)	Securities that are traded in an active market and for which no sales restrictions apply, are presented at fair value based on quoted closing trade prices at the date of statement of financial position. If there were no trades on the date of the statement of financial position, these securities are presented at the closing price on the last date the security traded. These investments are included in Level 1 of the fair value hierarchy.

(b)	Securities that are traded in an active market, but which are escrowed or otherwise restricted as to their sale or transfer, are recorded at amounts discounted from market value to a maximum of 10%. In determining the discount for such investments, the Company considers the nature and length of the restriction. These investments are included in Level 2 of the fair value hierarchy.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Investments (continued)

(c)	Securities that are not traded in an active market or are valued based on unobservable market inputs are included in the Level 3 of the fair value hierarchy. The Company did not have any Level 3 investments as at December 31, 2020, and 2019.

m) Flow-through shares

The Company will from time to time issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as recovery of flow-through premium liability and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are required to be used only for Canadian resource property exploration expenditures within a two-year period. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as an expense until paid.

n) Earnings and loss per share

The Company presents basic and diluted earnings and loss per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share does not adjust the earnings or loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

o) Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at year end applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

p) Significant Accounting Estimates and Judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

p) Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Valuation of flow-through premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were indicators of impairment as at December 31, 2020 and has impaired $166,662 (December 31, 2019 - $91,335) in exploration and evaluation assets. Refer to Note 3 for further information.

q) Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). The Company has applied the standard prospectively from January 1, 2020. The effects of the amended standard on its financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions and have not been material in the current fiscal year.

r) New and amended IFRS standards not yet effective

New accounting standards and interpretations have been published that are not mandatory for the current period and have not been adopted early. These standards are not expected to have a material impact on the Company.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.            EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2020 and December 31, 2019:

	Newfoundland
	Queensway(i)	Other(ii)	Ontario (iii)	Total
Year ended December 31, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Staking costs	37,230	2,100	3,600	42,930
Disposal of exploration and evaluation assets	(75,000)	(2,750)	-	(77,750)
Impairment of exploration and evaluation assets	(10,000)	(2,750)	(153,912)	(166,662)
Balance as at December 31, 2020	685,930	13,100	300,204	999,234

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,633,775	-	837,133	3,470,908
Assays	848,000	963	209,159	1,058,122
Drilling	2,560,406	-	-	2,560,406
Geochemistry	-	-	5,330	5,330
Geophysics	838,235	-	-	838,235
Office & general	47,130	499	714	48,343
Property taxes, mining leases and rent	46,217	-	5,812	52,029
Reclamation	163,598	-	-	163,598
Salaries & consulting	1,801,863	37,870	115,985	1,955,718
Supplies & equipment	879,816	6,470	80,803	967,089
Travel & accommodations	225,550	49	150	225,749
Trenching	231,635	-	31,865	263,500
Exploration cost recovery	(30,680)	-	-	(30,680)
	7,611,770	45,851	449,818	8,107,439
Cumulative exploration expense – December 31, 2020	10,245,545	45,851	1,286,951	11,578,347

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.            EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
	Queensway(i)	Other(ii)	Ontario (iii)	Total
Year ended December 31, 2019	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2018	276,330	107,835	293,516	677,681
Additions
Acquisition costs	382,370	-	132,000	514,370
Impairment of exploration and evaluation assets	-	(91,335)	-	(91,335)
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2018	1,982,032	-	831,337	2,813,369
Assays	37,456	-	1,937	39,393
Drilling	250,260	-	-	250,260
Geophysics	153,934	-	-	153,934
Property taxes, mining leases and rent	45,500	-	3,859	49,359
Salaries & consulting	92,831	-	-	92,831
Supplies & equipment	102,112	-	-	102,112
Travel & accommodations	9,350	-	-	9,350
Exploration cost recovery	(39,700)		-	(39,700)
	651,743	-	5,796	657,539
Cumulative exploration expense – December 31, 2019	2,633,775	-	837,133	3,470,908

(i)     Queensway Project – Gander, Newfoundland

As at December 31, 2020, the Company owns a 100% interest in 86 (2019 – 64) mineral licenses including 6,041 (2019 – 3,547) claims comprising 151,030 (2019 – 88,675) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The optioned lands carry various net smelter return (“NSR”) royalties ranging from 0.6% to 2.0% which can be reduced to 0.5% to 1.0%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

During the year ended December 31, 2020, the Company recorded an impairment of $10,000 (2019 - $Nil) in acquisition costs related to projects no longer being explored.

Disposal of Newfoundland Properties

During the year ended December 31, 2020, the Company recognized a gain on disposal of certain Newfoundland exploration and evaluation assets of $4,384,953. The Company received total non-cash consideration comprised of investments having a fair value of $4,462,703, and derecognized exploration and evaluation assets at their carrying value of $77,750. The Company retained a 2% net smelter returns royalty on future production from the mineral claims.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

3.            EXPLORATION AND EVALUATION ASSETS (continued)

(ii)   Other Projects - Newfoundland

Impairment of Newfoundland Properties

During the year ended December 31, 2020, the Company recorded an impairment of $2,750 (2019 - $91,335) in acquisition costs related to projects no longer being explored.

(iii)   Ontario Projects

As at December 31, 2020, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

During the year ended December 31, 2020, the Company recorded an impairment of $153,912 (2019 - $Nil) in acquisition costs related to projects no longer being explored.

4.            PROPERTY AND EQUIPMENT

	Property and	Computer	Geological
	Buildings	Equipment	Equipment	Vehicles	Total
	$	$	$	$	$
Cost
Balance at December 31, 2019	-	-	-	45,949	45,949
Additions	836,009	15,860	336,020	258,551	1,466,440
Balance at December 31, 2020	836,009	15,860	336,020	304,500	1,492,389

Accumulated Depreciation
Balance at December 31, 2019	-	-	-	16,800	16,800
Depreciation	6,998	4,090	45,474	41,898	98,460
Balance at December 31, 2020	6,998	4,090	45,474	58,698	115,260

Carrying Amount
At December 31, 2019	-	-	-	29,149	29,149
At December 31, 2020	829,011	11,770	290,546	245,802	1,377,129

5.	INVESTMENTS

The Company classifies its investments at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss in the period in which they occur.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

Investments consisted of the following as at December 31, 2020 and 2019:

	December	December
	31, 2020	31, 2019
	$	$
Exploits Discovery Corp.(i)	3,957,368	-
MetalsTech Limited	604,852	114,937
Novo Resources Corp.	16,527,777	-
Investments, end of year	21,089,997	114,937

(i)	The Exploits Discovery Corp. investment is subject to certain resale restrictions expiring December 8, 2021 and trading restrictions expiring April 8, 2021 and was discounted in the amount of $439,708.

An analysis of investments including related gains and losses for the year ended December 31, 2020 and 2019 is as follows:

	Year ended December 31,
	2020	2019
	$	$
Investments, beginning of year	114,937	398,102
Investments received in private placement	16,736,110	-
Investments received in sale of exploration and evaluation assets	4,462,704	-
Disposition of investments	-	(280,786)
Realized (loss) on investments	-	(120,734)
Unrealized (loss) gain on investments	(223,754)	118,355
Investments, end of year	21,089,997	114,937

6.	PREPAID EXPENSES AND DEPOSITS

	December 31,	December 31,
	2020	2019
	$	$
Prepaid expenses	761,595	6,570
Mineral license deposits	496,608	429,866
Prepaid expenses and deposits, end of year	1,258,203	436,436

7.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued
	June 4, 2020	June 10, 2020	Total
	$	$	$
Balance at December 31, 2019	-	-	-
Liability incurred on flow-through shares issued	1,697,704	259,915	1,957,619
Settlement of flow-through share premium on expenditures incurred	(1,536,893)	(235,295)	(1,772,188)
Balance at December 31, 2020	160,811	24,620	185,431

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

7.	FLOW-THROUGH SHARE PREMIUM (continued)

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”). At December 31, 2020, the Company incurred $6,443,941 in Qualifying CEE and amortized a total of $1,772,188 of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at December 31, 2020, the Company must spend another $674,255 of Qualifying CEE within one year to satisfy its remaining flow-through obligations.

8.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2020, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2020

During the year ended December 31, 2020, 9,195,000 stock options were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $7,036,624.

During the year ended December 31, 2020, 16,554,292 warrants were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $12,721,057.

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from the date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,697,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 13, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 per share for 12 months from the date of issue in connection with the initial public offering.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Details of Common Shares Issued in 2019

During fiscal 2019, the Company issued 517,499 common shares at $0.40 per share totaling $207,000, pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

During fiscal 2019, 2,930,000 stock options were exercised at $0.15 per share for gross proceeds of $439,500.

On June 18, 2019, the Company completed a non-brokered private placement financing of 1,875,000 common shares at $0.40 per share for gross proceeds of $750,000.

On July 3, 2019, the Company completed a non-brokered private placement financing of 1,250,000 common shares at $0.40 per share for gross proceeds of $500,000.

On November 29, 2019, the Company completed a non-brokered private placement financing of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000. Each unit consisted of one common share and one warrant. The warrants were valued at $2,252,458. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for three years from the issuance date.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the year ended December 31, 2020 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	December	December
Expiry date	Price	31, 2019	Granted	Exercised	Expired	31, 2020	31, 2020
February 20, 2022	$0.15	1,930,000	-	(1,855,000)	-	75,000	75,000
September 30, 2023	$0.40	350,000	-	(100,000)	-	250,000	250,000
December 17, 2024	$0.50	5,605,000	-	(2,920,000)	-	2,685,000	2,685,000
April 18, 2025	$1.00	-	2,300,000	(800,000)	-	1,500,000	1,500,000
May 23, 2025	$1.075	-	1,670,000	(1,445,000)	-	225,000	225,000
August 11, 2025	$1.40	-	5,040,000	(2,075,000)	-	2,965,000	2,965,000
September 3, 2025	$2.07	-	215,000	-	-	215,000	215,000
October 1, 2025	$2.15	-	25,000	-	-	25,000	25,000
December 31, 2025	$4.10	-	6,242,500	-	-	6,242,500	6,242,500
		7,885,000	15,492,500	(9,195,000)	-	14,182,500	14,182,500
Weighted average exercise price $		0.41	2.40	0.77	-	2.36	2.36
Weighted average contractual remaining life (years)		4.22	5.0	-	-	4.58	4.58

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the year ended December 31, 2019 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	December	December
Expiry date	Price	31, 2018	Granted	Exercised	Expired	31, 2019	31, 2019
February 20, 2022	$0.15	4,860,000	-	(2,930,000)	-	1,930,000	1,930,000
September 30, 2023	$0.40	350,000	-	-	-	350,000	350,000
December 17, 2024	$0.50	-	5,605,000	-	-	5,605,000	5,605,000
		5,210,000	5,605,000	(2,930,000)	-	7,885,000	7,885,000
Weighted average exercise price $		0.17	0.50	0.15	-	0.41	0.41
Weighted average contractual remaining life (years)		3.18	5.0	-	-	4.22	4.22

The weighted average fair value of share purchase options exercised during the year ended December 31, 2020 is $0.56 (2019 - $0.15). The weighted average share price of options exercised at the date of exercise during the year ended December 31, 2020 is $3.12 (2019 – $0.49).

The weighted average fair value of share purchase options granted during the year ended December 31, 2020 is $1.71 (2019 - $0.38).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Year ended December 31,
	2020	2019
Risk-free interest rate	0.39%	1.64%
Expected option life in years	5.0	5.0
Expected share price volatility(i)	96.82%	103%
Grant date share price	$2.39	$0.50
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The continuity of warrants for the year ended December 31, 2020 is as follows:

		Outstanding				Outstanding
	Exercise	December			Cancelled/	December
Expiry date	Price	31, 2019	Issued	Exercised	Expired	31, 2020
August 11, 2021	$1.30	-	1,190,769	(476,307)	-	714,462
August 13, 2021	$1.30	-	188,999	(75,600)	-	113,399
May 12, 2022	$1.30	-	39,475	-	-	39,475
May 13, 2022	$1.50	-	36,052	-	-	36,052
June 4, 2022	$1.50	-	28,230	(2,385)	-	25,845
June 10, 2022	$1.30	-	4,107	-	-	4,107
November 29, 2022	$0.75	16,000,000	-	(16,000,000)	-	-
		16,000,000	1,487,632	(16,554,292)	-	933,340
Weighted average exercise price $		0.75	1.31	0.77	-	1.31
Weighted average contractual remaining life (years)		2.92	1.07	-	-	0.70

The continuity of warrants for the year ended December 31, 2019 is as follows:

		Outstanding				Outstanding
	Exercise	December 31,			Cancelled/	December 31,
Expiry date	Price	2018	Issued	Exercised	Expired	2019
November 29, 2022	$0.75	-	16,000,000	-	-	16,000,000
		-	16,000,000	-	-	16,000,000
Weighted average exercise price $		-	0.75	-	-	0.75
Weighted average contractual remaining life (years)		-	3.0	-	-	2.92

The weighted average fair value of warrants exercised during the year ended December 31, 2020 is $0.15 (2019 - $Nil). The weighted average share price of warrants exercised at the date of exercise during the year ended December 31, 2020 is $1.41 (2019 – $Nil).

The weighted average fair value of warrants issued during the year ended December 31, 2020 is $0.55 (2019 - $0.14).

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of warrants issued:

	Year ended December 31,
	2020	2019
Risk-free interest rate	0.26%	1.56%
Expected option life in years	1.07	3.0
Expected share price volatility(i)	91.94%	75.03%
Grant date share price	$1.41	$0.50
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the warrant.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Year ended December 31,
	2020	2019
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(147,690)	(163,500)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	(127,234)	-
Issuance of common shares to Goldspot Discoveries Inc. in a private placement	-	(750,000)
Options exercised by members of key management	5,753,625	375,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer. On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp. (“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the year ended December 31, 2020, key management personnel compensation totaled $23,887,832 (2019 - $2,392,822) comprised of salaries, consulting, and bonuses of $1,452,053 (2019 - $786,899) paid to the Chief Financial Officer, the Chief Operating Officer and companies controlled by the Company’s Chief Executive Officer and Executive Chairman, $20,000 (2019 - $Nil) paid to directors, and share-based compensation of $22,415,779 (2019 - $1,605,923) relating to 13,310,000 (2019 – 4,225,000) stock options granted to directors and officers of the Company.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

9.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As at December 31, 2020, $Nil is included in accounts payable and accrued liabilities for amounts owed to key management personnel (2019 - $21,667 owed to the Chief Operating Officer).

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

10.	LOSS PER SHARE

	Year ended December 31,
	2020	2019
Loss attributable to common shareholders ($)	32,534,439	4,020,032
Weighted average number of common shares outstanding	112,657,850	60,041,181
Loss per share attributed to common shareholders	$0.29	$0.07

Diluted loss per share did not include the effect of 14,182,500 (2019 – 7,885,000) share purchase options and 933,340 (2019 – 16,000,000) common share purchase warrants as they are anti-dilutive.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended December 31,
	2020	2019
	$	$
Non-cash investing and financing activities:
Investments received for exploration and evaluation assets	4,462,703	-
Investments received for private placement	16,736,110	-
Issuance of shares pursuant to the acquisition of exploration and evaluation assets		207,000
Agents warrants issued in private placements	42,183	2,252,458
Agents warrants issued in initial public offering	771,769	-
Right-of-use assets	54,034	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-

12.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

13.	INCOME TAXES

The recovery of income taxes shown in the statements of loss (income) and comprehensive loss (income) differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2020	2019
	$	$
(Loss) income before income taxes	(32,534,439)	(4,020,032)
Income tax (recovery) expense at statutory rate	(8,784,000)	(1,065,000)
Permanent and other differences	6,697,000	584,000
Change in unrecognized deductible temporary differences	2,087,000	481,000
Income tax recovery	-	-
Statutory tax rate	27.00%	26.50%

Deferred income taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2020	2019
	$	$
Deferred income tax assets
Investments	94,000	63,000
Exploration and evaluation assets	840,000	456,000
Non-capital tax loss carryforward	410,000	300,000
Net capital loss carryforward	46,000	8,000
Other	655,000	(1,000)
Capital asset	30,000
	2,075,000	826,000
Unrecognized deferred tax asset	(2,075,000)	(826,000)
	-	-

As at December 31, 2020, the Company has Canadian non-capital loss carry forwards of $1,517,270 that may be available for tax purposes. The Company’s non-capital losses expire as follows:

Expiry Date	$
2036	89
2037	-
2038	-
2039	1,084,955
2040	432,226
1,517,270

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

14.	COMMITMENTS

The following table summarizes the Company’s long-term commitments as at December 31, 2020:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Lease obligations	53,201	-	-	-	-

The Company is required to spend approximately $1,844,956 over the next 12 months to keep all claims owned in good standing.

The following table summarizes the Company’s long-term commitments as at December 31, 2019:

				4-5	More than
	1 Year	2 Years	3 Years	Years	5 Years
	$	$	$	$	$
Option payments for exploration and evaluation assets	-	75,000	-	-	-

15.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s only financial instrument measured at fair value are its investments, for which the fair value is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(a) Fair Values (continued)

		Level 1	Level 2	Level 3	Total
		$	$	$	$

Recurring measurements	Carrying amount		Fair value
Investments, at fair value
December 31, 2020	21,089,997	17,132,629	3,957,368	-	21,089,997
December 31, 2019	114,937	114,937	-	-	114,937

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk during the years ended December 31, 2020 and 2019.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2020, the Company has total liabilities of $635,083 and cash of $47,731,125 which is available to discharge these liabilities (December 31, 2019 – total liabilities of $392,849 and cash of $7,336,638). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk during the years ended December 31, 2020 and 2019.

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, and the Australian dollar and the Canadian dollar at December 31, 2020 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(b)	Financial Instrument Risk Exposure (continued)

Market risk (continued)

(iii) Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv) Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at December 31, 2020 would change the Company’s net income (loss) by $2,109,000 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks during the years ended December 31, 2020 and 2019.

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;
●	Pursue strategic growth initiatives; and
●	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2020 totalled $72,901,845 (December 31, 2019 - $8,962,187). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the years ended December 31, 2020 and 2019.

New Found Gold Corp.

Notes to the Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars Unless Otherwise Noted)

17.	SUBSEQUENT EVENTS

Private Placement

Subsequent to December 31, 2020, the Company completed a non-brokered private placement of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid finder’s fees of $524,974 in cash.

Stock Options Exercised

Subsequent to December 31, 2020, 335,000 stock options were exercised at a weighted average exercise price of $0.59 for gross proceeds of $196,200.

Warrants Exercised

Subsequent to December 31, 2020, 291,830 warrants were exercised at a weighted average exercise price of $1.31 for gross proceeds of $381,539.